UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

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CRUZAN INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

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333-118666

(Commission File Number)

DELAWARE	59-1284057
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

222 Lakeview Avenue, Suite 1500, West Palm Beach, FL	33401
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (561) 655-8977

CRUZAN INTERNATIONAL, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

CRUZAN INTERNATIONAL, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY CRUZAN INTERNATIONAL, INC.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on September 29, 2005, of the outstanding shares of common stock, $.01 par value (“Common Stock”), of Cruzan International, Inc., a Delaware corporation (the “Company”), in connection with the scheduled appointment by the Board of Directors of the Company of four new members designated by The Absolut Spirits Company, Incorporated, a Delaware corporation (“ASCI”), pursuant to the terms of an Agreement and Plan of Merger, dated September 30, 2005 (the “Merger Agreement”), by and among the Company, ASCI, and Cruzan Acquisition, Inc., a wholly-owned subsidiary of ASCI. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

Pursuant to the Merger Agreement, five members of the Company’s Board of Directors resigned their seats on the Board effective as of the execution of the Merger Agreement. Pursuant to resolutions entered into prior to and in connection with the Merger Agreement, all of the Company’s then current directors, except for the Special Committee of the Board of Directors (Leonard Rogers and Donald Kasun, who abstained), resolved that four new directors designated by ASCI be appointed to the Company’s Board effective as of 9:00 a.m. (New York City time) on October 11, 2005. As a result, upon the appointment of the four new ASCI directors to the Company’s Board, ASCI will control a majority of the seats and votes on the Company’s Board. ASCI currently holds 63.6% of the outstanding Common Stock of the Company, which it acquired in the change of control transaction described below.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning ASCI and the ASCI designees has been furnished to the Company by ASCI, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Change in Control Transaction

On September 26, 2005, ASCI completed the purchase of 4,294,583 shares of the Company’s Common Stock (approximately 63.6% of the outstanding Common Stock) from Angostura Limited (“Angostura”), in exchange for aggregate cash consideration of $121,837,320.00, or $28.37 per share.

Voting Securities

The Company’s Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of September 29, 2005, there were 6,748,056 shares of the Company’s Common Stock outstanding.

Resigning Cruzan Directors

Under the terms of the Merger Agreement, Jay S. Maltby, Thomas A. Valdes, D. Chris Mitchell, Joseph R. Cook and Michael E. Carballo each tendered a resignation from his position as director to the Company effective as of September 30, 2005, the date the Merger Agreement was executed.

Continuing Cruzan Directors

Name and Age	Position with Reporting Person
Donald L. Kasun, 66	Director
Edward F. McDonnell, 70	Director
Leonard G. Rogers, 76	Director

Donald L. Kasun—Mr. Kasun joined Cruzan as a director in December 2001. Since 1978, Mr. Kasun has been president of Kasun Development Corp., an industrial real estate development and management company, and senior vice president of Southern Container Corp., a privately-held manufacturer of paperboard and corrugated boxes.

Edward F. McDonnell—Mr. McDonnell joined Cruzan as a director in 1998. Mr. McDonnell is Chairman and Chief Executive Officer of The Premier Group, a company he founded in 1995. The Premier Group owns beverage alcohol distributing companies in the Caribbean, Philippines and South Pacific. Prior to founding The Premier Group, Mr. McDonnell served with The Seagram Company Ltd. from 1981 in various executive capacities, including as a director and Executive Vice President of The Seagram Company Ltd. and President of The Seagram Spirits and Wine Group.

Leonard G. Rogers—Mr. Rogers joined Cruzan as a director in 1992. He was Chairman of the Board of Cruzan from 1974 to 1985 and since 1985 has been a private investor. From 1969 to 1974, Mr. Rogers was Senior Vice President—Consumer Products Division for American conglomerate Gulf & Western Industries.

ASCI Designees

Pursuant to resolutions of the full Board, except for the Special Committee of the Board of Directors (Leonard Rogers and Donald Kasun, who abstained), entered into prior to and in connection with the execution of the Merger Agreement, effective as of 9:00 a.m. (New York City time) on October 11, 2005, Mats Andersson, Ola Salmén, Ketil Eriksen and Lisa Derman shall become directors of the Company. ASCI has advised the Company that, to its knowledge, neither Mr. Andersson, Mr. Salmén, Mr. Eriksen, Ms. Derman, nor any of any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between ASCI and the Company that have been described herein. In addition, ASCI has advised the Company that, to its knowledge, neither Mr. Andersson, Mr. Salmén, Mr. Eriksen, nor Ms. Derman is currently a director of, and neither holds any position with, the Company, nor do either of them have a familial relationship with any director or executive officer of the Company.

The following sets forth certain information concerning the ASCI designees’ background and experience:
Name and Age	Position
Mats Andersson, 49	Senior Vice President Business Development of V&S
Ola Salmén, 51	Senior Vice President Finance of V&S
Ketil Eriksen, 42	President of V&S Absolut Spirits
Lisa Derman, 39	General Counsel of ASCI

Mats Andersson - Mr. Mats Andersson has been Senior Vice President Business Development of V&S Vin & Sprit AB (publ), parent of ASCI (“V&S”) since 1999. Prior to serving in this capacity, Mr. Andersson was the Vice President of the Wines Division of V&S from 1994 through 1999.

Ola Salmén - Mr. Ola Salmén has been Senior Vice President Finance of V&S since 2002. Prior to joining V&S, Mr. Salmén was Chief Financial Officer of Adcore AB, a Swedish public IT consulting firm. From 1997 until 2002, Mr. Salmen served as Financial Director and Director of Risk Control for Handelbanken Markets.

Ketil Eriksen - Mr. Ketil Eriksen has been president of V&S Absolut Spirits since January 2005. Prior to joining V&S, he was Chief Executive Officer of Colgate-Palmolive Sweden & Finland from May 1999 to January 2005.

Lisa Derman - Ms. Lisa Derman has been the General Counsel of ASCI since January 2005. Prior to joining ASCI, Ms. Derman was employed by Schieffelin & Somerset, the national importer for Dom Perignon, Hennessey, Tanqueray and Johnnie Walker, where she served as Senior Counsel from July 2001 to January 2004. From 1994 to 2000, she was employed by the national law firm McDermott Will & Emery LLP as an associate or consultant where she specialized in alcohol beverage regulatory law and distributor relations.

Executive Officers

Name and Age	Position with Reporting Person
Jay S. Maltby, 55	Chief Executive Officer and President
Thomas A. Valdes, 62	Executive Vice President, Assistant Secretary
D. Chris Mitchell, 56	Senior Vice President — Sales
Ezra Shashoua, 50	Executive Vice President and Chief Financial Officer
Ousik Yu, 52	Senior Vice President — Manufacturing

Jay S. Maltby—Mr. Maltby joined Cruzan in 1995 as President, Chief Operating Officer and a director and was appointed as Chairman of the Board and Chief Executive Officer in 2002. Mr. Maltby resigned as the Chairman of the Board effective as of September 30, 2005, the date the Merger Agreement was executed. Prior to joining Cruzan, Mr. Maltby served with Bacardi Imports, Ltd. from 1978 in various executive capacities, including as a member of Bacardi’s Executive Committee and Vice President of Finance and Operations. Mr. Maltby also serves as a director of Angostura Holdings, Ltd.

Thomas A. Valdes—Mr. Valdes joined Cruzan in 1995 as Executive Vice President and, prior to his resignation on September 30, 2005, had been a director of Cruzan since 1996. Prior to joining Cruzan, Mr. Valdes held various executive positions with Bacardi Imports, Ltd., a beverage alcohol manufacturing and marketing company, from 1979, the latest of which was Vice President of Marketing and Operations.

D. Chris Mitchell—Mr. Mitchell joined Cruzan in 1984 as manager of Cruzan’s bottling operations. Mr. Mitchell was promoted to Vice President—Sales in 1989 and appointed as Senior Vice President in 1994. Prior to his resignation on September 30, 2005, Mr. Mitchell had been a director of Cruzan since 1991. Prior to joining Cruzan, Mr. Mitchell was general manager of bottling operations for United States Distilled Products, a beverage alcohol marketing company, from 1980 to 1984.

Ezra Shashoua—Mr. Shashoua joined Cruzan as Executive Vice President, Chief Financial Officer and Secretary in June 2003. Prior to joining Cruzan, Mr. Shashoua worked at NationsRent, Inc., a national equipment rental chain, where he served in the same role from January 2001 to June 2003. Prior to joining NationsRent, Mr. Shashoua worked at 7-Eleven, Inc., a national convenience store chain, in Dallas, Texas, where he served in various capacities of increasing responsibility from 1982 to January 2001, most recently as Vice President and Chief Financial Officer. Mr. Shashoua began his career as an attorney at Sonnenschein, Nath and Rosenthal in Chicago, Illinois.

Ousik Yu—Mr. Yu joined Cruzan in 1990 and served as Vice President—Bottling Operations since that time until his appointment as Senior Vice President—Beverage Division in 1994. In 1996, Mr. Yu was appointed as Senior Vice President—Manufacturing. From 1986 to 1989, Mr. Yu was employed by Brown-Forman Corporation, a beverage alcohol manufacturing and marketing company, most recently as manager of packaging/process engineering. From 1981 to 1986, he was employed in plant engineering by The Stroh’s Brewery Company, a beverage alcohol company.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth information at September 29, 2005 with respect to the beneficial ownership of shares of common stock by (i) the current directors of Cruzan, (ii) the Chief Executive Officer and the four other most highly compensated executive officers, (iii) all executive officers and directors of Cruzan, as a group, and (iv) each person known to Cruzan to beneficially own more than 5% of the shares of Common Stock outstanding.

AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)
Name of Executive Officer or Director	Number of Shares	Presently Exercisable Options(1)	Total Beneficial Ownership	Percentage Owned(2)
Jay S. Maltby	13,667	118,750	132,417	1.9%
Ezra Shashoua	120	15,000	15,120	*
Thomas A. Valdes	1,209	102,500	103,709	1.5%
D. Chris Mitchell	6,051	52,031	58,082	*
Ousik Yu	24,205	57,031	81,236	1.2%
Joseph R. Cook(3)	—	—	—	—
Donald L. Kasun(4)	—	—	—	—
Edward F. McDonnell(5)	1,200	60,000	61,200	*
Leonard G. Rogers(6)	1,209	—	1,209	*
Michael E. Carballo(7)	—	—	—	—
All executive officers and directors as a group (10 persons)	47,661	405,312	452,973	6.3%

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* Less than 1%

Name and Address of Other Beneficial Owners	Number of Shares		Presently Exercisable Options(1)	Total Beneficial Ownership		Percentage Owned(2)
The Absolut Spirits Company, Incorporated (9) 1370 Avenue of the Americas, 30th Floor New York, New York 10019	4,294,583	(8)	—	4,294,583	(8)	63.6%

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(1) The number of shares beneficially owned by each director, executive officer and stockholder is determined under rules of the Securities and Exchange Commission (“SEC”), and the information provided under those rules is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares that the individual has the right to acquire within 60 days after September 29, 2005, including through the exercise of options granted under the Company’s 1992 Employee Stock Option Plan and 2004 Stock Option Plan (“Presently Exercisable Options”). The inclusion of shares covered by Presently Exercisable Options, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his spouse) with respect to all shares of common stock listed as owned by such person or entity. Unless otherwise stated, the address for each executive officer or director is the Company’s principal office, 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.

(2) Number of shares outstanding consists of the 6,748,056 shares of Common Stock outstanding at September 29, 2005, plus any shares subject to Presently Exercisable Options held by the person in question.

(3) Mr. Cook’s address is Hunt, Cook, Riggs, Mehr & Miller, P.A., 2200 Corporate Boulevard NW, Suite 401, Boca Raton, Florida 33431.

(4) Mr. Kasun’s address is 1080 N. Ocean Boulevard, Palm Beach, Florida 33480.

(5) Mr. McDonnell’s address is The Premier Group, 10 Office Park Road, Suite 212, Hilton Head Island, South Carolina 29928.

(6) Mr. Rogers’ address is 575 Island Drive, Palm Beach, Florida 33480.

(7) Mr. Carballo’s address is Angostura Holdings, Ltd, Corner Eastern Main Road and Trinity Avenue, Trinidad & Tobago.

(8) ASCI purchased its shares from Angostura in a transaction that closed on September 26, 2005.

(9) ASCI is a wholly-owned subsidiary of V&S Vin & Sprit AB (publ), a company incorporated in Sweden and wholly-owned by the Kingdom of Sweden.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended September 30, 2004, 2003 and 2002, of (i) those persons who served as the Chief Executive Officer at any point in the fiscal year ended September 30, 2004, (ii) the other four most highly compensated executive officers of the Company serving as of September 30, 2004; and (iii) one other individual for whom disclosure would otherwise have been required but for the fact that he was not serving as an executive officer as of September 30, 2004.

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus(1)	All other Compensation(2)
Jay S. Maltby (3) President and Chief Operating Officer (through November 26, 2002); Chairman of the Board, Chief Executive Officer and President (since November 26, 2002)	2004 2003 2002	$480,952 392,862 373,594	$150,491 115,763 115,763	$28,000 28,800 24,497
Thomas A. Valdes Executive Vice President	2004 2003 2002	296,438 288,509 274,099	125,000 92,610 92,610	28,000 28,800 24,497
D. Chris Mitchell Senior Vice President—Sales	2004 2003 2002	276,813 255,942 232,098	38,115 38,115 38,115	28,000 28,800 24,497
Ousik Yu Senior Senior Vice President—Manufacturing	2004 2003 2002	241,960 243,126 219,964	38,115 38,115 38,115	28,000 28,800 24,497
Ezra Shashoua (4) Executive Vice President and Chief Financial Officer (since June 6, 2003)	2004 2003 2002	283,250 84,242 —	125,000 68,750 —	— 32,406(5) —

A. Kenneth Pincourt, Jr. (3) Chairman of the Board and Chief Executive Officer (through November 26, 2002)	2004 2003 2002	410,037 499,021 468,613	119,138 150,491 150,491	28,000 28,800 56,530(6)

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(1) Amounts awarded under the Company’s discretionary bonus arrangement.

(2) Includes, in all cases other than to Mr. Shashoua, amounts awarded under the Company’s defined contribution pension plan.

(3) On November 26, 2002, A. Kenneth Pincourt, Jr. retired and resigned as Chairman and Chief Executive Officer of the Company; the compensation paid to Mr. Pincourt after such date was pursuant to the terms of his retirement agreement. Jay S. Maltby, who had been President and Chief Operating Officer of the Company since 1995, was elected to the additional posts of Chairman and Chief Executive Officer.

(4) On June 6, 2003, Ezra Shashoua was appointed Executive Vice President, Chief Financial Officer and Secretary.

(5) Represents consulting fees paid by the Company to Mr. Shashoua for consulting services provided prior to his joining the Company on June 6, 2003.

(6) Includes $32,033 of premiums on Mr. Pincourt’s life insurance policy paid by the Company. In accordance with Mr. Pincourt’s retirement agreement with the Company, dated as of November 26, 2002, Mr. Pincourt is responsible for all future premium payments on this policy.

Retirement of Chief Executive Officer

On November 26, 2002, A. Kenneth Pincourt, Jr., the Company’s founder, retired and resigned as Chairman and Chief Executive Officer of the Company. The Company had entered into a retirement agreement with Mr. Pincourt, setting forth the terms of his retirement and resignation. This retirement agreement replaced Mr. Pincourt’s previous employment agreement. Under the retirement agreement, the Company elected to accelerate retirement benefits under its then existing deferred compensation program and to continue to pay compensation and provide related benefits through July 15, 2004, the remaining term of Mr. Pincourt’s previous employment contract.

Supplemental Executive Retirement Program

During fiscal 2004, the Company implemented a defined benefit supplemental executive retirement plan (“SERP”) for certain executive officers, including the five current executive officers named in the Summary Compensation Table. The SERP is a nonqualified deferred compensation plan providing life insurance protection during employment and subsequent retirement benefits. The SERP replaces the Company’s Executive Nonqualified Deferred Compensation Program, which was cancelled during fiscal 2004.

For the fiscal year ended September 30, 2004, the Company expensed $173,863 with regard to the SERP for the benefit of the participants.

The formula for determining the monthly retirement benefit for each executive was derived by making an estimate of the dollar amount which would equal 30-40% of the executives’ anticipated cash compensation at retirement, and subtracting from this amount estimated benefits from social security and the Company’s defined contribution pension plan.

For all of the named executive officers, upon the termination of the executive’s employment after attainment of age 65, the Company will pay the executive a monthly retirement benefit over a period of 15 years, as set forth below. Retirement prior to age 65 with consent of the Company shall result in a reduced retirement benefit based on years of service. In the event the executive becomes permanently and totally disabled while in the employ of the Company, the Company will pay the executive a monthly disability benefit over a period of five years in an amount equal to the monthly retirement benefit pro rated over a five-year vesting period, with full vesting on February 20, 2009. In the event of the death of the executive prior to retirement, the executive’s beneficiary shall receive a death benefit as set forth below.

In the event of cessation of employment with the Company for any reason other than death, disability or retirement, the executive will not be entitled to benefits under the SERP. In addition, the executive will forfeit all rights to benefits under the SERP if the executive engages in competition with the Company during the 2 years following cessation of employment with the Company.

The following table sets forth the expected benefits under the SERP for each of the named executive officers at September 30, 2004:

Name	Death Benefit	Monthly Retirement Benefit
Jay S. Maltby	$1,500,000	$16,250
Thomas A. Valdes	1,000,000	6,376
D. Chris Mitchell	600,000	5,417
Ousik Yu	500,000	5,417
Ezra Shashoua	1,000,000	7,917

Employment Agreements

The Company has employment agreements with each of Messrs. Maltby, Shashoua, Valdes, Mitchell and Yu. The agreements expire at various dates through June 2009 and are subject to automatic renewal for a one-year period unless prior notice is given. Under these agreements, these executives receive the following minimum combined base salary and bonus per year: Mr. Maltby, $692,970; Mr. Shashoua, $343,750; Mr. Valdes, $380,414; Mr. Mitchell, $293,423; and Mr. Yu, $280,095. These agreements also provide that the executives are entitled to participate in all Company compensation arrangements or plans, including the Company’s discretionary bonus arrangement, the SERP, the employee stock option plan and pension plan. The foregoing is a summary of the material terms of these employment agreements and is qualified by reference to the text of the agreements, which have been filed as exhibits to the Company’s filings with the SEC.

Pursuant to Mr. Pincourt’s retirement and resignation on November 26, 2002, the Company entered into an agreement with Mr. Pincourt that replaced his previous employment agreement. Under the new agreement, Mr. Pincourt continued to receive payments at an annual rate of $492,044 payable monthly through July 15, 2004, one bonus payment of $150,491 which was paid in October 2003, and a second bonus payment of $119,138 which was paid in August 2004. Among other benefits, Mr. Pincourt was also able to participate in any health insurance plan, employee benefit plan or other arrangement made available by the Company or its subsidiaries to its executives and key management employees, through July 15, 2004.

Stock Options

Option Grants In Last Fiscal Year

The Company did not grant options to any of the named executive officers in fiscal 2004.

Aggregate Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

The following table sets forth information concerning the unexercised options held by the named executive officers at September 30, 2004. There were no options exercised by the named executive officers during fiscal 2004.

	No. of Shares Underlying Outstanding Stock Options(1)		Value of In-the-Money Outstanding Stock Options(2)
Name	Exercisable	Not Exercisable	Exercisable	Not Exercisable
Jay S. Maltby	100,000	—	$403,500	$—
Thomas A. Valdes	87,500	—	353,063	—
D. Chris Mitchell	45,000	—	181,575	—
Ousik Yu	50,000	—	201,750	—
Ezra Shashoua	—	—	—	—

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(1) These options have per share exercise prices of $8.13, and expire from February 2006 through December 2008.

(2) Amounts reflect gains on outstanding options based on the September 30, 2004 stock price less the exercise price of the options.

Compensation and Stock Option Committee Report

Compensation Philosophy

The philosophy of the Company’s Compensation and Stock Option Committee (the “Committee”) for fiscal 2004 was to provide competitive levels of compensation, link management’s pay to the achievement of the Company’s annual and long-term performance goals, reward above average corporate performance, recognize individual initiative and achievement, and assist the Company in attracting and retaining qualified management. Management compensation was intended to be set at levels that the Committee believes is consistent with others in the Company’s industry (beverage alcohol and bottling), with senior management’s compensation packages being weighted toward programs contingent upon the Company’s level of performance. However, because of the limited number of companies that can be compared to the Company in terms of product mix, net sales, net income, and similar items, a significant amount of subjectivity was involved in the Committee’s decisions.

Base Salaries

Base salaries for new management employees are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at comparable companies within the beverage alcohol industry. Annual salary adjustments are determined by evaluating the competitive marketplace, the performance of the Company, the performance of the executive, and any increased responsibilities assumed by the executive. The Committee believes the base salaries of executive officers are at or below those of similar companies in the beverage alcohol industry.

Bonus Arrangement

To encourage and reward outstanding corporate and individual performance, the Company has adopted a discretionary bonus arrangement for its executive officers, subject to minimum levels in each of the top five executive officer’s employment agreements, based on the Company’s operating results and the achievement of certain defined major business objectives. Bonuses are paid on an annual basis based on the results during the past fiscal year. The Company anticipates that it will continue to maintain a discretionary bonus arrangement for its executive officers during the current year and thereafter.

Compensation of Chief Executive Officer

Pursuant to an employment agreement with the Company, the Company’s Chief Executive Officer is entitled to a minimum base salary, subject to increases at the discretion of the Board of Directors. The Committee may recommend to the Board of Directors increases in base compensation to the Company’s Chief Executive Officer based upon quantitative and qualitative factors, including: (i) the Company’s financial performance, including but not limited to the Company’s gross sales, gross profit and net earnings; (ii) the Chief Executive Officer’s level of leadership and responsibility for the management, operation and growth of the Company, including his experience in the beverage alcohol industry and his ability to locate, negotiate and consummate growth-oriented acquisitions of other companies; and (iii) the Company’s compensation philosophy for management generally. In addition, under his employment agreement, the Chief Executive Officer is entitled to a minimum annual bonus, subject to increases at the discretion of the Board of Directors. The amount of the Chief Executive Officer’s annual base salary and bonus were determined in accordance with the principles discussed in this paragraph and were based upon a subjective evaluation by the Committee of the leadership demonstrated during the past 12 months.

Employee Stock Option Plans

The Board of Directors endorses the position that equity ownership by management is beneficial in aligning management’s and stockholders’ interests in the enhancement of stockholder value. The Company originally adopted an employee stock option plan in 1992 and amended it in 1995 and 1997 (the “1992 Option Plan”). The 1992 Option Plan authorized the grant of options to key employees (including officers and directors) and consultants and independent contractors of the Company or any subsidiaries. Options granted under the 1992 Option Plan were either incentive or non-statutory stock options. A total of 1,400,000 shares of Common Stock was initially reserved for issuance under the 1992 Option Plan, and as of September 30, 2004, there were options outstanding to purchase 312,500 shares of the Company common stock, which expire through December 2008. In fiscal 2004, the Company adopted a new employee stock option plan (the “2004 Option Plan”), and as of September 30, 2004, 853,000 shares of Common Stock are available for future issuance under the 2004 Option Plan.

The 2004 Option Plan is administered by the Committee, which has full authority to determine the individuals who are eligible to receive option grants, the number of shares to be covered by each such option, the time or times at which an option is to be exercisable, the maximum term the option is to be outstanding, and whether or not the option granted is to be an incentive stock option. The Committee also has the authority to grant stock appreciation rights entitling the grantee to surrender an unexercised option in exchange for a cash distribution from the Company equal to the difference between the fair market value of the shares represented by such option and the exercise price payable for such shares. No Board member may serve on the Committee if he has been granted options or stock appreciation rights pursuant to the 2004 Option Plan during the previous year.

Supplemental Executive Retirement Program

The Committee has approved a SERP to provide death benefits, retirement benefits and disability benefits to certain executive officers of the Company, including the current executive officers named in the Summary Compensation Table. The objective of the SERP is to encourage the executives to remain in the service of the Company.

Pension Plan

The Company has a defined contribution pension plan. Generally, all employees age 21 and over become eligible to participate in the pension plan after one year of service with the Company. Participants may make contributions based on their eligible compensation and are immediately vested in their contributions and related earnings, if any. Generally, employer contributions begin to vest to the benefit of the participant after three years of service. The Company contributed $1,206,986, $967,962 and $1,043,311 to the plan for the years ended September 30, 2004, 2003 and 2002, respectively.

Joseph R. Cook

Donald L. Kasun

Leonard G. Rogers

Performance Graph

The following performance graph compares the performance of the Company’s Common Stock for each month in the five-year period ended September 30, 2004, to the Center for Research in Securities Prices of the University of Chicago Graduate School of Business (“CRSP”) index for the Amex Stock Market (United States Companies) and two peer group indices. Previously, the Company presented a peer group index consisting of 15 beverage companies (the “Old Peer Group”). The Company has determined that a peer group of 10 beverage companies (the “New Peer Group”) would more accurately reflect companies with business operations similar to the Company’s. The two peer group indices’ returns have been weighted based on market capitalization (see Note B to the performance graph). The performance graph assumes a $100 investment in the Company’s Common Stock, and in each of the indices, on September 30, 1999, and a reinvestment of all dividends.

Comparison of Five-Year Cumulative Total Return of

Cruzan International, Inc.,

The Amex Stock Market Index,

Old Peer Group Index and

New Peer Group Index

The Old Peer Group Index is comprised of the following companies; Beringer Wine Estates Holdings, Inc., The Boston Beer Company, Inc., Brown-Forman Corporation (Class B Shares), Constellation Brands, Inc., The Chalone Wine Group, Ltd., Coca-Cola Bottling Co. Consolidated, Genessee Corporation (Class B Shares), Golden State

Vintners, Inc., MGP Ingredients, Inc., National Beverage Corp., R. H. Phillips, Inc., Ravenwood Winery, Inc., The Robert Mondavi Corporation, Triarc Companies, Inc. and Willamette Valley Vineyards, Inc.

The New Peer Group Index is comprised of the following companies: Brown-Forman Corporation (Class B Shares), The Chalone Wine Group, Ltd., Constellation Brands, Inc., MGP Ingredients, Inc., Penford Corporation, Pyramid Breweries, Inc., Redhook Ale Brewery, Incorporated, Scheid Vineyards Inc., Cruzan International, Inc. and Triarc Companies Inc.

Board of Directors Compensation; Meetings; Committees

Compensation

Each current non-employee director of the Company receives $24,000 per year, payable quarterly, and is reimbursed for out-of-pocket expenses incurred in attending meetings. Each member of the Audit Committee and the Compensation and Stock Option Committee receives an additional $500 per Committee meeting attended. In addition, Mr. Rogers, as Chairman of the Audit Committee, receives $6,000 per year. Also, in 2004, Messrs. Kasun and Rogers each received $60,000 for their services on a special committee of independent directors formed to explore the possibility of entering into a “going private” transaction and subsequently to analyze a proposal by Angostura to purchase additional common stock in the Company. Of these special committee fees, a total of $60,000 was reimbursed to the Company by Angostura.

The new directors designated by ASCI will not receive any compensation in connection with their service on the Company’s Board.

Meetings

The Board of Directors of the Company held a total of four meetings during fiscal 2004. In addition, the Board took one action by unanimous written consent in lieu of a meeting. Each incumbent director attended at least 75% of the aggregate number of Board of Directors and committee meetings held during fiscal 2004, or the period in which such individual was a director of the Company and served on such committee.

Committees

The Board of Directors has an Audit Committee and a Compensation and Stock Option Committee. The Board does not have a standing nominating committee or a charter with respect to the process for nominating directors for election to the Company’s Board of Directors. The Company qualifies as a “controlled company” under Amex rules, as both Angostura, prior to the recent change in control transaction, and ASCI after such transaction, controlled or controls more than 50% of the Company’s voting power. As a result, the Amex continued listing standards did not and do not require the Company to have a nominating committee or a written charter. Stockholders and members of the Company’s Board submit nominees for election to the Company’s Board of Directors to the entire Board for its consideration.

The Company’s Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at the Company’s Annual Meeting of Stockholders. Historically, the Company has not had a formal policy concerning stockholder recommendations to the Board of Directors. Prior to the date of the recent change in control transaction with ASCI and the execution of the Merger Agreement, the Company had not received any recommendations from stockholders requesting that the Board consider a candidate for inclusion among the slate of nominees in the Company’s proxy statement other than from Angostura, the Company’s former controlling stockholder. The absence of such a policy does not mean, however, that a recommendation would not have been considered had one been received. The Board would consider any candidate proposed in good faith by a stockholder. To do so, a stockholder should send the candidate’s name, credentials, contact information, and his or her consent to be considered as a candidate to the Chairman of the Special Committee of the Board Directors, Leonard Rogers. The proposing stockholder should also include his or her contact information and a statement of his or her share ownership (how many shares owned and for how long).

In evaluating director nominees, the Board considers the following factors:
•	the appropriate size of the Company’s Board of Directors;
•	the needs of the Company with respect to the particular talents and experience of its directors;
•

the knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	familiarity with the beverage alcohol industry;
•	experience in political affairs;
•	experience with accounting rules and practices; and
•	the desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

The Company’s goal is to assemble a Board of Directors that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board of Directors may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. The Board does, however, believe it appropriate for at least one, and, preferably, several, members of the Board to meet the criteria for an “audit committee financial expert” as defined by Commission rules and for a “financially sophisticated” audit committee member as defined by Amex rules. Prior to the recent change in control transaction with ASCI, the Company also believed it appropriate for certain key members of the Company’s management to participate as members of the Board.

The Board of Directors identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Board of Directors are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

Audit Committee

The audit committee: (i) appoints the Company’s independent auditors and monitors the independence of the Company’s independent auditors; (ii) reviews the Company’s policies and procedures on maintaining its accounting records and the adequacy of its internal controls; (iii) reviews management’s implementation of recommendations made by the independent auditors and internal auditors; (iv) considers and pre-approves the range of audit and non-audit services performed by independent auditors and fees for such services; and (v) reviews and votes on all transactions between the Company and any of its officers, directors or other affiliates. The Audit Committee held five meetings during fiscal 2004. The current members of the audit committee are Messrs. Kasun, Rogers and McDonnell.

Compensation and Stock Option Committee

The Compensation and Stock Option Committee of the Board of Directors was established to determine the cash and other incentive compensation, if any, to be paid to the Company’s executive officers. The Compensation and Stock Option Committee is also responsible for the administration of and awards under the Company’s 2004 Employee Stock Option Plan (the “2004 Option Plan”). This Committee met three times during fiscal 2004. Prior to the execution of the Merger Agreement, this Committee consisted of Messrs. Kasun, Cook and Rogers. Since the execution of the Merger Agreement, this Committee consists of Messrs. Kasun and Rogers. Because the Company qualifies as a “controlled company” under Amex rules, the Amex continued listing standards regarding Executive Compensation are not applicable to the Company. Pursuant to the Merger Agreement, the Company may not make any new awards under the 2004 Option Plan before the new ASCI directors take their seats on the Board.

Compensation Committee Interlocks and Insider Participation

No executive officer of the Company serves as an officer, director or member of a compensation committee of any other entity, an executive officer or director of which is a member of the Compensation and Stock Option Committee of the Company.

Stockholder Communications with the Board of Directors

Historically, the Company has not adopted a formal process for stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the Board or individual directors, as applicable, hear the views of stockholders and that appropriate responses are provided to stockholders in a timely manner. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to the Chairman of the Special Committee of the Board of Directors, Leonard Rogers, with a request to forward the same to the intended recipient. All such communications will be forwarded unopened.

Director Attendance at Annual Meeting of Stockholders

The Company encourages all directors to attend the annual meeting of stockholders. All of the Company’s then-incumbent directors attended the Company’s Annual Meeting in March 2004.

Certain Relationships and Related-Party Transactions

Each of the Company and Mr. McDonnell owns a 45% interest in Premier Wines & Spirits, Ltd. (“Premier”). The Company had sales to Premier during fiscal 2004 of approximately $2,099,000, of which approximately $668,000 is included in trade receivables as of September 30, 2004. Also, the Company has advanced $787,019 and Mr. McDonnell has advanced $587,019 to Premier; the amount of the Company’s advance is included in investments and advances to equity investees as of September 30, 2004.

On October 10, 2003, the Company entered into a Distribution Agreement with V&S Vin & Sprit AB (publ), the parent of ASCI (“V&S”). Pursuant to the terms of the agreement, V&S acts as the sole and exclusive distributor for Cruzan products in Denmark, Finland, Norway, Sweden, Estonia, Poland, Czech Republic, Slovakia, Canada and all global duty free and travel retail markets other than those located in the U.S., Caribbean, Bermuda, Philippines and Israel. V&S pays the Company a royalty in an amount equal to 50% of V&S’ revenue from the sale of the Company’s products excluding all taxes, excise duties, rebates and discounts, less (i) V&S’ selling costs, and (ii) the purchase price paid for the Company’s products.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that none of the Reporting Persons was late in making their filings for the most recent fiscal year, except that Angostura, the Company’s former controlling stockholder, filed one Form 4 late.

Legal Proceedings

The Company is not aware of any material legal proceedings to which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Cruzan International, Inc.

/s/ Jay S. Maltby
Jay S. Maltby, Chief Executive Officer

Dated: September 30, 2005